Exhibit 99.3

ObsEva Reports First Quarter 2017 Financial Results and Business Update

- Phase 3 Programs Underway in Uterine Fibroids and Assisted Reproduction Technology (ART) -

Geneva, Switzerland and Boston, MA—May 18, 2017—ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today reported financial results for the first quarter ended March 31, 2017 and provided a business update outlining recent corporate progress.

“The first quarter was a transformational time for ObsEva, as we set our sights on becoming a leader in women’s health medicine. In addition to completing our initial public offering we have made substantial progress within all three of our clinical programs,” said Ernest Loumaye, Chief Executive Officer of ObsEva. “We are currently enrolling patients for the EDELWEISS trial, the PRIMROSE trials, and the IMPLANT 2 trial, and look forward to completing the enrollment for both the EDELWEISS trial and the IMPLANT 2 trial later in the year. In addition, we announced today the completion of a Phase 1 drug-drug interaction study with OBE022 and standard of care drugs used for treatment of preterm labor. We are continuing to build our team and capabilities and look forward to expanding our presence in our new Boston office.”

Commencement of Phase 3 programs and Early Stage Study Progress

•	In April, the Company began enrollment of the PRIMROSE 1 and 2 studies of OBE2109, its oral GnRH receptor antagonist for the treatment of uterine fibroids. This Phase 3 program will enroll a total of approximately 1,000 women, with the goal of reducing heavy menstrual bleeding.

•	In March, ObsEva began enrollment of the IMPLANT 2 study of nolasiban (OBE001), its oral oxytocin antagonist for use in ART. This Phase 3 trial will enroll 760 patients in Europe with the goal of increasing live birth rates following in vitro fertilization (IVF).

•	Also in March, the Company presented data at the Society for Reproductive Investigation’s 64th Annual Scientific Meeting on its first-in-class, once daily, oral and selective prostaglandin F2α (PGF2α) receptor antagonist, OBE022. The study demonstrated statistically significant delays in RU486-induced preterm labor in an animal model, including a clear synergistic effect with standard of care nifedipine.

•	In February 2017, the Company completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers. OBE022 was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at the highest doses tested.

Corporate Highlights

•	On January 25, 2017 the Company raised gross proceeds of $96.8 million on the NASDAQ Global Select Market.

•	Opening ObsEva USA Inc. in Boston. In January 2017, Tim Adams joined ObsEva as Chief Financial Officer and is leading the company’s Boston office. The ObsEva Boston office will house finance, IR, and Clinical Operations teams.

Upcoming Milestones

ObsEva expects consistent flow of clinical and pipeline milestones over the reminder of 2017, including:

•	Final PK/PD study results for OBE2109 in combination with add back therapy (ABT) in 2Q:17;

•	Commencement of Phase 2a clinical trial of OBE022 in pre-term labor in 2H:17;

•	Completion of enrollment of Phase 3 IMPLANT2 trial of nolasiban for assisted reproduction by the end of 2017, with data release planned 1H:18; and

•	Completion of enrollment of Phase 2b EDELWEISS trial of OBE2109 for the treatment of endometriosis by the end of 2017, with data release planned 1H:18.

First Quarter 2017 Financial Results

Net loss for the first quarter of 2017 was $15.5 million, or $0.58 per basic and diluted share. Research and development expenses were $13.1 million and general and administrative expenses were $2.7 million for the quarter ended March 31, 2017. As of March 31, 2017, ObsEva had cash and cash equivalents of $104.2 million.

Conference Call Information

ObsEva will host a conference call and audio webcast today at 08:00 a.m. Eastern Time to provide a business update and discuss first quarter 2017 financial results. To participate in the conference call, please dial 844-419-1772 (domestic) or (213) 660-0921 (international) and refer to conference ID 21002537. The webcast can be accessed under the Investor Relations section of the company’s website www.obseva.com

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving ART outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s pipeline. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2016, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Liz Bryan

Spectrum Science

lbryan@spectrumscience.com

202-955-6222 x2526

Company Contact:

CEO Office Contact

Delphine Renaud

delphine.renaud@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

781-366-5726

Consolidated Statement of Comprehensive Loss

(in USD ‘000, except per share data)

	Three-month period ended March 31,
	2017	2016
	unaudited
Other operating income	6	3

OPERATING EXPENSES
Research and development expenses	(13,057)	(3,815)
General and administrative expenses	(2,745)	(659)

Total operating expenses	(15,802)	(4,474)

OPERATING LOSS	(15,796)	(4,471)

Finance income	258	14
Finance expense	—	(224)

NET LOSS BEFORE TAX	(15,538)	(4,681)

Income tax expense	—	—
NET LOSS FOR THE PERIOD	(15,538)	(4,681)

Net loss per share
Basic	(0.58)	(0.22)
Diluted	(0.58)	(0.22)

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans	—	—

Items that my be reclassified to profit or loss
Currency translation differences	—	2,403

TOTAL OTHER COMPREHENSIVE INCOME	—	2,403

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(15,538)	(2,278)

Consolidated Balance Sheet

(in USD ‘000)

	As at March 31, 2017	As at December 31, 2016
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	104,158	25,508
Other receivables	988	783
Prepaid expenses and deferred costs	1,047	2,415

Total current assets	106,193	28,706

Non-current assets
Plant and equipment	118	121
Intangible assets	16,608	16,608
Other long-term assets	171	90

Total non-current assets	16,897	16,819

Total assets	123,090	45,525

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Other payables and current liabilities	1,836	2,383
Accured expenses	6,912	4,269

Total current liabilities	8,748	6,652

Non-current liabilities
Post-employment obligations	2,859	2,832

Total non-current liabilities	2,859	2,832

Shareholders’ equity
Share capital	2,240	1,740
Share premium	160,260	71,966
Reserves	4,120	1,934
Accumulated losses	(55,137)	(35,599)

Total shareholders’ equity	111,483	36,041

Total liabilities and shareholders’ equity	123,090	45,525

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